SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)(1)

FutureFuel Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

36116M106

(CUSIP Number)

January 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 36116M106

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,088,385

	6.	Shared Voting Power: 1,000

	7.	Sole Dispositive Power: 2,089,385

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,089,385

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.2%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP No. 36116M106

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) 11-2873658 Dorset Management Corporation

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,088,385

	6.	Shared Voting Power: 1,000

	7.	Sole Dispositive Power: 2,089,385

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,089,385

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.2%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP No. 36116M106

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Knott Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 981,400

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 981,400

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 981,400

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 2.5%

12.	Type of Reporting Person* PN

Item 1(a)	Name of Issuer:
Item 1(b)	Address of Issuer’s Principal Executive Offices:

Item 2(a)	Name of Person(s) Filing:
Item 2(b)	Address(es) of Principal Business Office or, if none, Residence:
Item 2(c)	Citizenship or Place of Organization
Item 2(d)	Title of Class of Securities:
Item 2(e)	CUSIP Number:

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

David M. Knott; Dorset Management Corporation; Knott Partners, L.P.

See Rows 5 through 9 and 11 on the corresponding page for each reporting person.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock only of FutureFuel Corporation (the “Company”) set forth on Row 9 of the corresponding page of this Schedule 13G for such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class
Knott Partners, L.P.: See Rows 5 through 9 and 11 on the corresponding page for such reporting person.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.
By Knott Partners Management, LLC, as Managing General Partner

By:	/s/ David M. Knott
David M. Knott, Managing Member